UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Advance America, Cash Advance Centers, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00739W 10 7

(CUSIP Number)

George D. Johnson, Jr.

135 North Church Street, Spartanburg, SC  29306

(864) 342-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739W 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George D. Johnson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,700,817 Shares

	8.	Shared Voting Power 373,135 Shares

	9.	Sole Dispositive Power 10,700,817 Shares

	10.	Shared Dispositive Power 373,135 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,073,952 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00739W 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George D. Johnson, Jr. Revocable Trust dated July 17, 2001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,014,600 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 10,014,600 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,014,600 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) OO

This statement constitutes Amendment No. 1 to the statement on Schedule 13D as previously filed (the “Original Schedule 13D”) by George D. Johnson, Jr. and the George D. Johnson Jr. Revocable Trust dated July 17, 2001 on December 23, 2004.  Unless specifically defined herein, capitalized terms shall have the same meaning as set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and restated in its entirety as follows:

Mr. Johnson is a co-founder of the Company and holds his shares of Common Stock acquired in connection with founding the Company through the Johnson Trust.  Mr. Johnson contributed personal funds in exchange for those shares.

On December 16, 2004, the Johnson Trust made a gift of 373,135 shares of Common Stock to the Phifer/Johnson Foundation (the “Foundation”).  Mr. Johnson is one of the trustees of the Foundation and disclaims beneficial ownership of the 373,135 shares of Common Stock owned by the Foundation.

In connection with, and as part of, the Company’s initial public offering (the “IPO”), which was consummated on December 21, 2004, the Johnson Trust sold 2,105,806 shares of Common Stock.

Concurrently with the closing of the IPO and pursuant to a contribution agreement dated December 15, 2004, the Johnson Trust acquired 6,289 shares of Common Stock in exchange for its membership interests of Church and Commerce, LLC, which is the owner of the building in Spartanburg, South Carolina, leased by the Company for use as its headquarters.  The Company also formally assumed the mortgage of approximately $6.6 million at September 30, 2004, on that headquarters building and related land.  This transaction was approved by a majority of the disinterested members of the Company’s board of directors, after consideration of an appraisal of that building by an independent firm.

Also concurrently with the closing of the IPO and pursuant to a contribution agreement dated December 15, 2004, Wyoming Associates, Inc. (“Wyoming Associates”), a company owned by Mr. Johnson, contributed to the Company two airplanes that it leased to the Company in exchange for 686,217 shares of Common Stock.  This transaction was approved by a majority of the disinterested members of the Company’s board of directors.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Mr. Johnson acquired the shares of Common Stock beneficially owned by him, through the Johnson Trust and Wyoming Associates, for the purpose of investment.  The Foundation, of which Mr. Johnson is one of the trustees, acquired the shares of Common Stock beneficially owned by it for the purpose of investment.  Mr. Johnson disclaims beneficial ownership of the shares of Common Stock owned by the Foundation.

Neither of the Reporting Persons have present plans or proposals that relate to or would result in any of the following (although each of the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

Mr. Johnson currently beneficially owns no shares of Common Stock directly and beneficially owns, or is deemed to own, indirectly 11,073,952 shares of Common Stock, representing in the aggregate approximately 13.5% of the issued and outstanding Common Stock.  These shares are held through the Johnson Trust, Wyoming Associates, and the Foundation, as set forth above.  Mr. Johnson disclaims beneficial ownership of the 373,135 shares of Common Stock held by the Foundation.  The Johnson Trust currently beneficially owns directly 10,014,600 shares of Common Stock, representing approximately 12.2% of the issued and outstanding Common Stock.  Wyoming Associates currently beneficially owns directly 686,217 shares of Common Stock, representing less than 1.0% of the issued and outstanding Common Stock.  The Foundation currently beneficially owns directly 373,135 shares of Common Stock, representing less than 1.0% of the issued and outstanding Common Stock.

On September 19, 2006, Mr. Johnson resigned from his role as the trustee for the Irrevocable Trust dated March 15, 1999 (the “Irrevocable Trust”), which is a trust created by William M. Webster IV, one of the co-founders of the Company (“Mr. Webster”), for the benefit of Mr. Webster’s children.  As a result of Mr. Johnson’s resignation as trustee of the Irrevocable Trust, he is no longer deemed to beneficially own the 2,242,111 shares of Common Stock owned by the Irrevocable Trust.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of September 20, 2006, by and between George D. Johnson, Jr. and the George D. Johnson, Jr. Revocable Trust dated July 17, 2001.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: September 20, 2006

/s/ George D. Johnson, Jr.
George D. Johnson, Jr.

george d. johnson, jr. revocable trust dated july 17, 2001

	By	/s/ George D. Johnson, Jr.
George D. Johnson, Jr.
Trustee

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of September 20, 2006, by and between George D. Johnson, Jr. and the George D. Johnson, Jr. Revocable Trust dated July 17, 2001.